FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Affairs

Date:

January 10, 2006

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTST
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	46,014,022
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,014,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,634,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Dec. 20, 2005	John Plewes	Dec. 19, 2010	$10.50	25,000

				SUBTOTAL	25,000

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*    Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,659,000
RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,201,617*
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Exercised (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,201,617*
* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.
RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			888,117
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)			(25,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			863,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of December 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	January 9, 2006

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN APPOINTS MANAGER – INVESTOR RELATIONS

December 2, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce the appointment of Anne Hite, MBA, BSc (Geophysics), as Manager, Investor Relations.  Ms. Hite has 15 years of business development experience with a number of public mining/exploration companies and most recently was responsible for analysis and marketing at a US precious metals fund.  John Paterson, President & CEO of Southwestern Resources, said, “Ms. Hite’s experience will strengthen Southwestern’s investor relations capabilities.  Her role will be to enhance the company’s exposure within the investment community by developing and implementing an effective investor relations strategy.”

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

LIAM GOLD-SILVER PROJECT, PERU

FIRST PASS DRILLING PROGRAM AT FARALLON AND ASTANA COMPLETED

December 7, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report the completion of the initial broad-spaced drilling program on the Farallon and Astana gold-silver targets located about six kilometres southeast of Cerro Crespo, within the Liam Project, Peru, a 50/50 Joint Venture with Newmont Peru Limited.  Ten diamond drill holes have been completed at Farallon (total 1,675 metres), with five holes at Astana (320 metres reverse circulation, 520 metres of diamond drilling).

Farallon and Astana lie within a large 10 kilometre by 4.5 kilometre epithermal gold system.  Both are defined by a prominent surface alteration signature and anomalous gold-silver values in rock-chip and soils over an area of 1,200 metres by 800 metres at Farallon, and 300 metres by 200 metres at Astana.  Two additional zones have been identified as part of this broad gold-silver target including the Astana South (200 metres by 100 metres) and Astana Southwest (600 metres by 200 metres).  These anomalous zones are defined by gold values from 0.1 grams per tonne to 12.1 grams per tonne and silver values from 1.0 grams per tonne to 450 grams per tonne. Recent rock-chip and soil sampling was completed by Newmont, confirming these anomalous, with occasional high rock-chip sample results (for example 212 grams per tonne gold.  Farallon and Astana are approximately three kilometres apart, with the area between largely covered by overburden.

Mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite, hosted in rhyodacite.  Farallon and Astana are two of eight gold-silver targets that have been defined in the Liam Joint Venture area.

Preliminary drilling results are expected by early 2006.  A map showing the location of these targets is available on the company website (www.swgold.com).

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN AWARDS BOKA PRE-FEASIBILITY STUDY

December 12, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce the Pre-Feasibility Study for the Boka Gold Project has been awarded to Ausenco Limited, an engineering firm with extensive international mine design and development experience.  Ausenco has completed numerous large mining developments around the world including Placer Dome Inc.’s North Mara gold mine in Tanzania; Oxiana Limited’s Sepon copper-gold mine in Laos; and feasibility work for lvanhoe Mine Ltd.’s Oyu Tolgoi project in Mongolia as well as many other projects in Asia and Africa.  In China, Ausenco has the EPCM for Sino Gold Limited’s Jinfeng gold mine and is conducting the feasibility study on Mundoro Mining Inc.’s Maoling gold project.  An important element of design and construction in China is working closely with Chinese design institutes which Ausenco has amply demonstrated by their ongoing work in China.

The Boka Pre-Feasibility Study will run concurrently with a continuing drilling program, which will be refocused mainly to delineation of mineralization at Boka 7.  Step-out drilling will also continue at Boka 1.  To date, only 11 holes have been drilled at Boka 7, 10 of which intersected significant widths and grades of mineralization, as previously reported and shown on the table below.  The drill-holes are irregularly spaced at roughly 200 metres apart and demonstrate mineralization over a strike length of over one kilometer. The Boka 7 drill-hole results are listed in the following table:

	Intersection		Interval (metres)	Gold Assay (grams per tonne)
Hole No.	From (metres)	To (metres)
B03-10	92.15	164.90	72.75	2.70
B03-13	137.80	179.50	41.70	2.80
B03-14	166.80	197.80	31.00	3.20
	253.50	285.40	31.90	2.90
B03-15	107.00	214.30	107.30	2.40
B03-16	99.20	188.40	89.20	3.10
B03-17	194.30	240.70	46.40	2.90
B03-19	129.40	180.70	51.30	2.90
B03-22	No significant results
B03-23	140.75	203.30	62.55	2.80
including	193.70	203.30	9.60	31.60
B04-36	117.00	150.45	33.45	3.00
	222.80	257.90	35.10	1.40
	287.10	312.70	25.60	1.80
B04-40	132.20	164.80	32.60	2.60

In addition, other targets (such as Boka 8 and Boka 11) defined by previous soil sampling will be tested.  Another high priority target will be the gold in soil anomaly along strike between Boka 1 and Boka 7.  One of only two holes drilled into this feature intersected two zones of mineralization (B03-18: 12.90 metres of 3.40 grams per tonne gold (g/t Au) from 72.50 to 85.40 metres, and 28.45 metres of 2.70 g/t Au from 109.75 to 138.70 metres).  The other drill hole did not return significant results.

The July 2005 Preliminary Assessment by Hatch Limited defined resources (0.5 g/t cut-off, cut to 31 g/t Au) of:

 Indicated

10.4 million tonnes at 2.88 g/t Au – 0.97 million ounces

 Inferred

45.8 million tonnes at 2.75 g/t Au – 4.05 million ounces

Those resources were based on 67 drill-holes, 56 at Boka 1 and 11 at Boka 7. The report concluded positively on a robust mining operation producing 200,000 ounces gold per annum at $143 per ounce from open-pit mining, mostly from resources defined at that time at Boka 1.

The Pre-Feasibility Study will include the additional infill and step-out drilling at Boka 1 since the Preliminary Assessment, and step-out drilling at Boka 7. “We enter the Pre-Feasibility Study with a large resource, significant expansion potential at Boka 7 and a number of additional targets to be tested within easy trucking distance of Boka 1.  We are targeting an updated resource in the third quarter of 2006, and to have the pre-feasibility study completed by the end of 2006,” said John Paterson, President  & CEO of Southwestern.  “We look forward to working with Ausenco to advance the Boka Project,” he stated.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.  All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager, and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the Qualified Person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-

gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward-Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

ACCHA OXIDE ZINC-SILVER-LEAD PROJECT, PERU

DRILLING PROGRAM COMMENCED AND

INITIAL METALLURGICAL STUDY RESULTS FAVORABLE

December 14, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that an initial drilling program has commenced at its 100 percent-owned Accha project located 120 kilometers south of Cuzco, Peru.  Multiple oxide zinc-silver-lead prospects are found over the project area that consists of a 30 kilometre long northeast-southwest trending zone.  Most of the mineralized areas occur on the western edge of the Apurimac Batholith and are associated with younger quartz-feldspar porphyry dikes and stocks.  Oxide mineralization occurs within massive replacement bodies in the Ferrobamba Formation limestone.

Drill testing has commenced at the Capayoc and Azulcancha projects, located some fifteen kilometers and twelve kilometers southwest of Accha, respectively. These projects represent two of nine mineralized zones identified to date in the Accha project area. The objective of this drilling is to confirm the geometry and grades intersected in the trenches.  As previously reported, trenching at Capayoc in 2003 returned 12.15 metres at 10.35% zinc, 7.57% lead and 180 grams per tonne (g/t) silver in trench CAP 2.  A trench at Azulcancha returned 10.1 metres at 15.28% zinc.

A metallurgical review has been completed by GTI Consultants International CC and Matomo Projects (Pty) Ltd. that confirmed the mineralized material at Accha is metallurgically similar to zinc ore being mined at Anglo American’s Skorpion mine, Namibia. As such, the metallurgical testing is being modeled after the Skorpion process with adaptations to suit Accha mineralized material. The principals in Matomo and GTI were closely involved in the design and operation of Skorpion.  To this point, the metallurgical work is yielding favorable results.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent Qualified Person) to ensure best practice in lithogeochemical sampling and analysis of core samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Poracota Project, Peru

Also in Peru, Southwestern announced that Compania de Minas Buenaventura S.A.A. has agreed to purchase Southwestern’s 50% interest in the Poracota Project for an aggregate US $4.5 million.  The purchase is expected to close prior to the end of December 2005.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 1, 2005.

ITEM 3.

PRESS RELEASE

Issued December 1, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce the appointment of Anne Hite, MBA, BSc (Geophysics), as Manager, Investor Relations.  Ms. Hite has 15 years of business development experience with a number of public mining/exploration companies and most recently was responsible for analysis and marketing at a US precious metals fund.  John Paterson, President & CEO of Southwestern Resources, said, “Ms. Hite’s experience will strengthen Southwestern’s investor relations capabilities.  Her role will be to enhance the company’s exposure within the investment community by developing and implementing an effective investor relations strategy.”

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 5th day of December 2005.

SOUTHWESTERN APPOINTS MANAGER – INVESTOR RELATIONS

December 1, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce the appointment of Anne Hite, MBA, BSc (Geophysics), as Manager, Investor Relations.  Ms. Hite has 15 years of business development experience with a number of public mining/exploration companies and most recently was responsible for analysis and marketing at a US precious metals fund.  John Paterson, President & CEO of Southwestern Resources, said, “Ms. Hite’s experience will strengthen Southwestern’s investor relations capabilities.  Her role will be to enhance the company’s exposure within the investment community by developing and implementing an effective investor relations strategy.”

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Yunnan Porphyry Copper-Gold Project in Yunnan Province, China with Newmont Overseas Exploration Limited, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.             REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 7, 2005.

ITEM 3.

PRESS RELEASE

Issued December 7, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to report the completion of the initial broad-spaced drilling program on the Farallon and Astana gold-silver targets located about six kilometres southeast of Cerro Crespo, within the Liam Project, Peru, a 50/50 Joint Venture with Newmont Peru Limited.  Ten diamond drill holes have been completed at Farallon (total 1,675 metres), with five holes at Astana (320 metres reverse circulation, 520 metres of diamond drilling).

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 8th day of December 2005.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

LIAM GOLD-SILVER PROJECT, PERU

FIRST PASS DRILLING PROGRAM AT FARALLON AND ASTANA COMPLETED

December 7, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to report the completion of the initial broad-spaced drilling program on the Farallon and Astana gold-silver targets located about six kilometres southeast of Cerro Crespo, within the Liam Project, Peru, a 50/50 Joint Venture with Newmont Peru Limited.  Ten diamond drill holes have been completed at Farallon (total 1,675 metres), with five holes at Astana (320 metres reverse circulation, 520 metres of diamond drilling).

Farallon and Astana lie within a large 10 kilometre by 4.5 kilometre epithermal gold system.  Both are defined by a prominent surface alteration signature and anomalous gold-silver values in rock-chip and soils over an area of 1,200 metres by 800 metres at Farallon, and 300 metres by 200 metres at Astana.  Two additional zones have been identified as part of this broad gold-silver target including the Astana South (200 metres by 100 metres) and Astana Southwest (600 metres by 200 metres).  These anomalous zones are defined by gold values from 0.1 grams per tonne to 12.1 grams per tonne and silver values from 1.0 grams per tonne to 450 grams per tonne. Recent rock-chip and soil sampling was completed by Newmont, confirming these anomalous, with occasional high rock-chip sample results (for example 212 grams per tonne gold.  Farallon and Astana are approximately three kilometres apart, with the area between largely covered by overburden.

Mineralization is associated with extensive fracture systems containing druzy quartz, hematite and barite, hosted in rhyodacite.  Farallon and Astana are two of eight gold-silver targets that have been defined in the Liam Joint Venture area.

Preliminary drilling results are expected by early 2006.  A map showing the location of these targets is available on the company website (www.swgold.com).

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 12, 2005.

ITEM 3.

PRESS RELEASE

Issued December 12, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce the Pre-Feasibility Study for the Boka Gold Project has been awarded to Ausenco Limited, an engineering firm with extensive international mine design and development experience.  Ausenco has completed numerous large mining developments around the world including Placer Dome Inc.’s North Mara gold mine in Tanzania; Oxiana Limited’s Sepon copper-gold mine in Laos; and feasibility work for lvanhoe Mine Ltd.’s Oyu Tolgoi project in Mongolia as well as many other projects in Asia and Africa.  In China, Ausenco has the EPCM for Sino Gold Limited’s Jinfeng gold mine and is conducting the feasibility study on Mundoro Mining Inc.’s Maoling gold project.  An important element of design and construction in China is working closely with Chinese design institutes which Ausenco has amply demonstrated by their ongoing work in China.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 12th day of December 2005.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

SOUTHWESTERN AWARDS BOKA PRE-FEASIBILITY STUDY

December 12, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce the Pre-Feasibility Study for the Boka Gold Project has been awarded to Ausenco Limited, an engineering firm with extensive international mine design and development experience.  Ausenco has completed numerous large mining developments around the world including Placer Dome Inc.’s North Mara gold mine in Tanzania; Oxiana Limited’s Sepon copper-gold mine in Laos; and feasibility work for lvanhoe Mine Ltd.’s Oyu Tolgoi project in Mongolia as well as many other projects in Asia and Africa.  In China, Ausenco has the EPCM for Sino Gold Limited’s Jinfeng gold mine and is conducting the feasibility study on Mundoro Mining Inc.’s Maoling gold project.  An important element of design and construction in China is working closely with Chinese design institutes which Ausenco has amply demonstrated by their ongoing work in China.

The Boka Pre-Feasibility Study will run concurrently with a continuing drilling program, which will be refocused mainly to delineation of mineralization at Boka 7.  Step-out drilling will also continue at Boka 1.  To date, only 11 holes have been drilled at Boka 7, 10 of which intersected significant widths and grades of mineralization, as previously reported and shown on the table below.  The drill-holes are irregularly spaced at roughly 200 metres apart and demonstrate mineralization over a strike length of over one kilometer. The Boka 7 drill-hole results are listed in the following table:

	Intersection		Interval (metres)	Gold Assay (grams per tonne)
Hole No.	From (metres)	To (metres)
B03-10	92.15	164.90	72.75	2.70
B03-13	137.80	179.50	41.70	2.80
B03-14	166.80	197.80	31.00	3.20
	253.50	285.40	31.90	2.90
B03-15	107.00	214.30	107.30	2.40
B03-16	99.20	188.40	89.20	3.10
B03-17	194.30	240.70	46.40	2.90
B03-19	129.40	180.70	51.30	2.90
B03-22	No significant results
B03-23	140.75	203.30	62.55	2.80
including	193.70	203.30	9.60	31.60
B04-36	117.00	150.45	33.45	3.00
	222.80	257.90	35.10	1.40
	287.10	312.70	25.60	1.80
B04-40	132.20	164.80	32.60	2.60

In addition, other targets (such as Boka 8 and Boka 11) defined by previous soil sampling will be tested.  Another high priority target will be the gold in soil anomaly along strike between Boka 1 and Boka 7.  One of only two holes drilled into this feature intersected two zones of mineralization (B03-18: 12.90 metres of 3.40 grams per tonne gold (g/t Au) from 72.50 to 85.40 metres, and 28.45 metres of 2.70 g/t Au from 109.75 to 138.70 metres).  The other drill hole did not return significant results.

The July 2005 Preliminary Assessment by Hatch Limited defined resources (0.5 g/t cut-off, cut to 31 g/t Au) of:

 Indicated

10.4 million tonnes at 2.88 g/t Au – 0.97 million ounces

 Inferred

45.8 million tonnes at 2.75 g/t Au – 4.05 million ounces

Those resources were based on 67 drill-holes, 56 at Boka 1 and 11 at Boka 7. The report concluded positively on a robust mining operation producing 200,000 ounces gold per annum at $143 per ounce from open-pit mining, mostly from resources defined at that time at Boka 1.

The Pre-Feasibility Study will include the additional infill and step-out drilling at Boka 1 since the Preliminary Assessment, and step-out drilling at Boka 7. “We enter the Pre-Feasibility Study with a large resource, significant expansion potential at Boka 7 and a number of additional targets to be tested within easy trucking distance of Boka 1.  We are targeting an updated resource in the third quarter of 2006, and to have the pre-feasibility study completed by the end of 2006,” said John Paterson, President  & CEO of Southwestern.  “We look forward to working with Ausenco to advance the Boka Project,” he stated.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.  All samples are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shaanxi Province, China.

Drill core samples are prepped to -10 mesh at the Xian facility and 500 gram split samples are air freighted to Vancouver, BC for screen fire assay by IPL (International Plasma Laboratory Ltd.) or ALS Chemex Laboratories.  Exploration samples are assayed by conventional methods at the Langfang Institute of Geochemical and Geophysical Exploration (ISO 9001) in Beijing and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  IPL is an ISO 9002 certified laboratory.  Sample results are received in batches and not as assays for an entire drillhole.

The exploration program is being carried out by John Zhang, Project Manager, and John Paterson, President, Southwestern Resources Corp., (Member, AUSIMM - and the Qualified Person for the Project).

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward-Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

December 14, 2005.

ITEM 3.

PRESS RELEASE

Issued December 14, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that an initial drilling program has commenced at its 100 percent-owned Accha project located 120 kilometers south of Cuzco, Peru.  Multiple oxide zinc-silver-lead prospects are found over the project area that consists of a 30 kilometre long northeast-southwest trending zone.  Most of the mineralized areas occur on the western edge of the Apurimac Batholith and are associated with younger quartz-feldspar porphyry dikes and stocks.  Oxide mineralization occurs within massive replacement bodies in the Ferrobamba Formation limestone.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 14th day of December 2005.

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

ACCHA OXIDE ZINC-SILVER-LEAD PROJECT, PERU

DRILLING PROGRAM COMMENCED AND

INITIAL METALLURGICAL STUDY RESULTS FAVORABLE

December 14, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that an initial drilling program has commenced at its 100 percent-owned Accha project located 120 kilometers south of Cuzco, Peru.  Multiple oxide zinc-silver-lead prospects are found over the project area that consists of a 30 kilometre long northeast-southwest trending zone.  Most of the mineralized areas occur on the western edge of the Apurimac Batholith and are associated with younger quartz-feldspar porphyry dikes and stocks.  Oxide mineralization occurs within massive replacement bodies in the Ferrobamba Formation limestone.

Drill testing has commenced at the Capayoc and Azulcancha projects, located some fifteen kilometers and twelve kilometers southwest of Accha, respectively. These projects represent two of nine mineralized zones identified to date in the Accha project area. The objective of this drilling is to confirm the geometry and grades intersected in the trenches.  As previously reported, trenching at Capayoc in 2003 returned 12.15 metres at 10.35% zinc, 7.57% lead and 180 grams per tonne (g/t) silver in trench CAP 2.  A trench at Azulcancha returned 10.1 metres at 15.28% zinc.

A metallurgical review has been completed by GTI Consultants International CC and Matomo Projects (Pty) Ltd. that confirmed the mineralized material at Accha is metallurgically similar to zinc ore being mined at Anglo American’s Skorpion mine, Namibia. As such, the metallurgical testing is being modeled after the Skorpion process with adaptations to suit Accha mineralized material. The principals in Matomo and GTI were closely involved in the design and operation of Skorpion.  To this point, the metallurgical work is yielding favorable results.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (independent Qualified Person) to ensure best practice in lithogeochemical sampling and analysis of core samples. Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC. ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification. Samples are digested in aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Poracota Project, Peru

Also in Peru, Southwestern announced that Compania de Minas Buenaventura S.A.A. has agreed to purchase Southwestern’s 50% interest in the Poracota Project for an aggregate US $4.5 million.  The purchase is expected to close prior to the end of December 2005.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant projects including the Boka Gold Project in China with Team 209, where a major drilling program is being conducted, the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A. as well as the 100% owned Accha Zinc Project in Peru. The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Anne Hite, Manager, Investor Relations

Timo Jauristo, VP, Corporate Development

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com